

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

March 30, 2016

Michael Minhong Yu
Chairman and Chief Executive Officer
New Oriental Education & Technology Group Inc.
No. 6 Hai Dian Zhong Street
Haidian District, Beijing 100080
People's Republic of China

> **Re:** **New Oriental Education & Technology Group Inc.**
> **Form 20-F for Fiscal Year Ended May 31, 2015**
> **Filed September 25, 2015**
> **File No. 001-32993**

Dear Mr. Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by amending your filing or by advising us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

General

1. We note that several provinces, municipalities, and other regulatory agencies in the PRC have promulgated various regulations and policies that prohibit or restrict the ability of public school teachers to act in a separate capacity as private tutors or teachers. Please tell us the degree to which these regulations and policies have had or will have a material impact upon your business, financial condition, results of operations, cash flow, and reputation.

2. We further note that there has been increased regulatory scrutiny of the private school and after-school tutoring industries over the past several years in the PRC. For example, we note that in February 2013 the Beijing Municipal Education Commission issued a

"Notice on Reducing Schoolwork-Related Stress on Students in Primary and Secondary Schools," which appears to have prohibited private schools from offering after-school tutoring classes to primary and secondary school students. Please tell us the degree to which increased regulatory pressure and pronouncements, from the municipal to the national level, have had or will have a material impact upon your business, financial condition, results of operations, cash flow, and reputation. Please also discuss any known trends regarding pending or future private school and tutoring regulations or penalties that are likely to impact the company.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Christine Adams, Senior Staff Accountant, at (202) 551-3363, or Ivette Leon, Assistant Chief Accountant, at (202) 551-3351 if you have questions regarding comments on the financial statements and related matters. Please contact William Mastrianna, Attorney-Adviser, at (202) 551-3778, Celeste M. Murphy, Legal Branch Chief, at (202) 551-3257, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director
AD Office 11 – Telecommunications